Exhibit 99.3

Stemline Employee FAQ

1)	What did Stemline announce?
•	We announced that we have agreed to be acquired by Menarini Group in a transaction valued up to approximately $677 million.
•	Upon closing of the transaction, Stemline shareholders will receive $11.50 per share in cash. In addition, shareholders will receive one non-tradeable Contingent Value Right that will entitle them to an additional $1.00 in cash per share upon completion of the first sale of ELZONRIS in any EU5 country after European Commission approval.
•	This is an important milestone for our company, and we are confident that it will help further advance the commercialization of ELZONRIS across the globe and accelerate the development of our pipeline of oncology assets.

2)	Who is Menarini? Why is Menarini acquiring Stemline?
•	Menarini is a private, pharmaceutical and diagnostics company headquartered in Italy, with a full portfolio of products in the cardiovascular, gastroenterology, metabolic, infectious diseases and anti-inflammatory/analgesic therapeutic areas.
•	They have a presence in over 100 countries, including a direct presence in over 70 countries. This transaction establishes Menarini’s presence in the U.S. biopharmaceutical oncology market.
•	Like Stemline, Menarini shares a commitment to pursuing and investing in breakthrough therapies. Together, we will be able to expand our reach so we can make a difference in the lives of the patients we serve.

3)	Why is this good for Stemline? How does this fit into the Company’s strategy?
•	The ability to become a part of a group of Menarini’s caliber and scale, combined with global commercial and R&D infrastructure, represents a unique opportunity for us to advance the commercialization of ELZONRIS across the globe and accelerate the development of our pipeline of oncology assets.
•	Together, we will benefit from Menarini’s sophisticated commercial organization and infrastructure to bring our novel therapy to patients in need.
•	From a financial perspective, the transaction creates immediate and significant cash value for our shareholders, and allows them to participate in the future upside of ELZONRIS’s European launch.

4)	What does this transaction mean for me? What can I expect between now and closing?
•	We believe this is transaction is a positive outcome for Stemline that will create meaningful opportunities for our long-term growth trajectory.
•	Menarini respects our American and New York roots and they are pleased to be expanding their presence in the U.S. with an established biopharmaceutical company focused on developing oncology therapeutics.
•	We are confident that Menarini is the right partner to help expand our reach so we can make a difference in the lives of the patients we serve.
•	We are forming an integration planning team comprising Menarini and Stemline leadership to begin planning how best to bring our companies together.
•	Until the transaction closes, which we expect in the second quarter of 2020 and which is subject to customary closing conditions, we will continue to operate as a separate, independent company and it remains business as usual at Stemline.
•	We will keep you updated as we move through this process.

5)	Who is going to be on the integration planning team?
•	We are working through those details now.
•	We are committed to keeping you informed and will provide additional details as decisions are made.

6)	What will happen to employees’ benefits and compensation?
•	We do not expect changes to our benefits and compensation programs between signing and closing of the transaction. Our benefits and compensation programs may change after closing of the transaction but will remain at a similar level for a minimum of one year.
•	Our ESPP will continue to be in effect into May but will terminate shortly before closing of the transaction or May 31, 2020, whichever comes earlier. The ESPP’s final purchase of Stemline shares will take place on this date.
•	We are committed to keeping you informed and will provide additional information as details are worked out.

7)	How will this combination affect Stemline employees and our management team?
•	This transaction is premised on growth and advancing our shared mission of serving patients.
•	In our discussions with Menarini’s CEO, Board and senior management, Menarini made it clear that Stemline is an excellent fit for their company as they expand their presence in the U.S. with an established biopharmaceutical company focused on developing oncology therapeutics.
•	This combination is a testament to the exceptional work our team has done over the years to build a robust commercial operation with a novel treatment and growing pipeline.
•	We are committed to keeping you informed and will provide additional details as decisions are made.

8)	Will our headquarters change once the transaction closes? How about our name / brand?
•	We will remain headquartered in New York and continue to operate under the Stemline name for the time being.

9)	What happens between now and closing?
•	It remains business as usual at Stemline. We are confident that Menarini is the right partner to help expand our reach so we can make a difference in the lives of the patients we serve.
•	We will keep you updated as we move through this process.

10)	When is the transaction going to be finalized?
•	The transaction is expected to close in the second quarter of 2020, subject to customary closing conditions, including the tender of more than 50% of the outstanding shares in the tender offer and receipt of Hart-Scott-Rodino clearance.

11)	What is a tender offer?
•	A tender offer is an offer made by an entity directly to a company’s shareholders to purchase their stock for cash, stock or a combination of both. In this case, Menirini Group is making an offer to purchase all shares of Stemline in cash plus one non-tradeable Contingent Value Right. In effect, the tender offer will be the mechanism used to complete the transaction.
•	Shareholders are given the opportunity to “tender,” or sell their stock for a set price within a stated time limit.
•	A tender offer must comply with the rules and regulations of the Securities and Exchange Commission, which include certain minimum offering periods, withdrawal rights, manner of publication and other requirements.
•	Further details on the tender offer will be made available in documents filed with the Securities and Exchange Commission.

12)	What is a Contingent Value Right or CVR?
•	A Contingent Value Right or “CVR” allows shareholders to receive additional payment if a certain event occurs.
•	Under the terms of our agreement, each Stemline shareholder will receive an additional $1.00 per share upon completion of the first sale for use or consumption by the general public of ELZONRIS in the United Kingdom, France, Spain, Germany, or Italy after receiving approval by the European Commission on or before December 31, 2021.

13)	What will happen to my Stemline stock? Should I tender my shares? How do I do that?
•	Under the terms of our agreement, Menarini will commence a tender offer for all outstanding shares of Stemline.
•	Employee shareholders may elect to participate in the tender offer with respect to any shares of Stemline stock that they own.
•	Along with Stemline’s other shareholders, employee shareholders will separately receive information regarding the terms of the tender offer and instructions on how to tender their shares.

14)	If I have stock options, what happens to them now?
•	Prior to the close of the transaction, you will continue to have the ability to exercise your vested options at your discretion and subject to the terms of the applicable option and any applicable blackout periods.
•	Upon closing of the transaction, in-the-money options (whether or not vested) will be accelerated and paid out.
•	Upon closing of the transaction, out-of-the-money options (whether or not vested) will be cancelled, with out-of-the-money options with an exercise price below $12.50 receiving one contingent value right per share subject to such option, the value of which will be $1.00 minus the excess of the exercise price over $11.50. Options with an exercise price of $12.50 or above will be canceled upon the closing for no consideration.
•	Upon closing of the transaction, outstanding RSUs and Restricted Shares will be accelerated and paid out.

15)	What does it mean to become a private company?
•	When the transaction closes, which we expect to occur in the second quarter of 2020 and which is subject to customary closing conditions, Stemline stock will no longer be traded on Nasdaq, and each Stemline stockholder will receive $11.50 in cash and a contingent value right for up to an additional $1.00 in cash (subject to ELZONRIS being sold in the United Kingdom, France, Spain, Germany, or Italy on or prior to December 31, 2021 after receipt of approval by the European Commission) for each share of Stemline stock that they own.
•	Stemline will be a wholly-owned part of the Menarini Group.
•	We believe that operating as a private company will allow Stemline to focus on our long-term strategy without directing resources toward, or having to meet the requirements of, being a public company.

16)	What do I do if I receive inquiries from outside parties?
•	Consistent with company policy, please direct all external inquiries to Peter McDonald at pmcdonald@stemline.com.

17)	Where can I get additional information? Who can I contact if I have more questions?
•	We will continue to keep you informed as we move through the process.
•	If you have additional questions, please don’t hesitate to reach out to your to your manager.

Notice to Investors and Security Holders

The Offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that wholly owned subsidiaries of the Menarini Group will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of Stemline common stock (the “Shares”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, wholly owned subsidiaries of the Menarini Group will file a tender offer statement on Schedule TO and thereafter Stemline will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at https://www.sec.gov. Additional copies may be obtained for free by contacting Stemline. Copies of the documents filed with the SEC by Stemline will be available free of charge on Stemline’s internet website at https://ir.stemline.com/financial-information or by contacting Stemline’s investor relations contact at +1 (646) 502-2307. Copies of the documents filed with the SEC by wholly owned subsidiaries of the Menarini Group can be obtained, when filed, free of charge by directing a request to the Information Agent for the Offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by wholly owned subsidiaries of the Menarini Group, as well as the solicitation/recommendation statement to be filed by Stemline, Stemline will also file quarterly and current reports with the SEC. Stemline’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of May 4, 2020. Stemline and the Menarini Group assume no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to the Menarini Group, Stemline and the proposed acquisition of Stemline that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, the anticipated contingent value right payment, Stemline’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Stemline, Stemline’s product pipeline and portfolio assets, Stemline’s ability to achieve the milestone that triggers the contingent value right payment, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Stemline’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data and, as such, the uncertainty that the milestone for the CVR payment may not be achieved in the prescribed timeframe or at all.

A further description of risks and uncertainties relating to Stemline can be found in Stemline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at https://www.sec.gov and https://ir.stemline.com/financial-information.

These forward-looking statements are based on numerous assumptions and assessments made by the Menarini Group and Stemline in light of their respective experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this corporate release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this corporate release.